SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Nexstar Media Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: National Association of Broadcast Employees and Technicians – Communications Workers of America

ADDRESS OF PERSON RELYING ON EXEMPTION:  501 Third Street, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________________________

The Broadcast Union for
Broadcast Workers

email: office@nabet51.org
www.NABET51.org

NABET CWA — National Association of Broadcast Employees & Technicians — The Broadcasting and Cable Television Workers Sector of the Communications Workers of America, AFL-CIO

Local No. 51 – San Francisco
240 2nd Street – SUITE 220
SAN FRANCISCO, CA 94105

TELEPHONE: (415) 398-3160
(888) NABET DH

NOTICE OF EXEMPT SOLICITATION

Vote "FOR" for Item 9 of your proxy card.

Dear Nexstar Media shareholder:

I ask for your vote for Item 9 on your proxy card: the separation of board chair and executive officer. Our company should have an independent board chair.

My proposal is not intended as a referendum on Perry Sook's leadership as CEO or fitness as a director, but solely on his continued service as chair. I believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of Nexstar shareholders for the following reasons:

- The management of a complex media company is a full-time job, and expecting one person to perform well as CEO in addition to the responsibilities of leading a board of directors is unrealistic.
- An independent chair of the board of directors will eliminate the structural conflict of interest caused by the CEO being his own boss and will clarify where the authority of the CEO ends, and responsibility of the board begins.

The Communications Workers of America, NABET-CWA, and I personally are significant stakeholders in Nexstar. Nexstar's shares are held by a variety of pension funds where our members are participants. NABET-CWA represents over 430 employees at seven different television stations. The NewsGuild-CWA represents 60 employees at *The Hill*. I personally own shares whose value exceeds $2,000.

This proposal is widely supported. The Council of Institutional Investors – a group of institutional investors whose assets exceed $4 trillion – has a policy that states explicitly: "The board should be chaired by an independent director."[1] Institutional Shareholders Services agrees: "The chair of the board should ideally be an independent director."[2] Glass Lewis holds the same view:

> Glass Lewis believes that shareholders are better served when the board is led by an independent chairman who we believe is better able to oversee the executives of the

> Company and set a pro-shareholder agenda without the management conflicts that exists when a CEO or other executive also serves as chairman. This, in turn, leads to a more proactive and effective board of directors.[3]

The primary duty of a board of directors is to monitor the management of a company on behalf of its shareholders. But a CEO who simultaneously serves as the chair of a company's board of directors can exert a dominant influence on the board and its agenda, weakening the board's ability to exercise independent oversight of management. Also, a CEO who also acts as chair effectively evaluates his or her own performance as CEO. Having separate individuals occupy the positions of chair and CEO avoids that fundamental conflict of interest and, in addition, enables the separate individuals to respond adequately to the separate and significant demands of the two different jobs.

An independent board chair provides a better balance of power between the CEO and the board and supports strong, independent board leadership and functioning.

Independent chairs are common in many countries outside the United States. Seventy-nine percent of companies in the United Kingdom's FTSE 350 index have independent chairs, and splitting the two roles is the norm also in Australia, Belgium, Brazil, Canada, Germany, the Netherlands, Singapore, and South Africa.[4]

I also believe that the combined CEO and Board Chair weakens the board's ability to exercise strong and independent leadership and significantly compromises the important oversight function of the board of directors. The combination of the two positions impairs the ability of the board to effectively perform the critical monitoring and evaluation function. Former Intel Chair and CEO Andrew Grove acknowledged this conflict when he stepped down as CEO, observing, "[t]he separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The Chairman runs the board. How can the CEO be his own boss?"[5]

In 2009, the Chairmen's Forum, a group of more than 50 current and former board chairs, directors, chief executives, investors and governance experts hosted by Yale's Millstein Center, endorsed the voluntary adoption of independent, non-executive chairs of the board, finding that "[t]he independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board."[6]

More recently, the Interfaith Center on Corporate Responsibility stated:

> Because boards of directors are empowered to hire and fire company CEOs at their own discretion, it is critical that the roles of Board Chair and CEO remain independent of one another to avoid conflicts of interest. This is a fundamental tenet of good corporate governance: separate chair and CEO roles de-consolidates power and strengthens board oversight of key management, reduces exposure and risk and improves the performance of both the board and management.[7]

Still, more recently, the example of the Walt Disney Company is instructive. That company discovered the combination of board chair and CEO poses real challenges to succession. The cost of hiring to replace Robert Iger with Bob Chapek, only to fire him after 21 months might have been avoidable if Mr. Iger had not held both the position of Board Chair and CEO.

Increasing numbers of leading companies are moving to separate the Board Chair and CEO positions. **Fifty-five percent** of S&P 500 companies now split the Chair and CEO roles, compared with 40% in 2010.[8]

Studies show that a dual role as chairman and chief executive can result in a CEO-dominated board incapable of providing the rigorous, independent oversight of management that investors require.

- A 2009 study found that companies with a combined CEO and chair are more likely than others to have governance features associated with board entrenchment and lessened oversight, including long CEO tenure, fewer board meetings and board classification.[9]
- Another study on options backdating and board interlocks found that "the likelihood of a firm initiating backdating is also positively correlated with the stock and option ownership of the CEO, and when the CEO is also chairman of the board."[10]
- Combining CEO and chair duties in one individual makes it harder for a board to replace a poorly performing CEO, which can reduce the flexibility of a board to address large declines in performance.[11]
- Among large industrial companies, those with non-CEO chairs traded at higher price-to-book multiples.[12]
- A study of banks found those with CEO-chairs separation had higher ROAs (Return on Assets) and cost efficiency ratios than banks where the titles were held by the same individual.[13]
- A survey of directors serving on boards with independent board chairs found that 73% of directors stated that companies greatly benefit from an independent chair, while only 7% percent believed it did not.[14]

For these reasons, I believe that our company should separate the roles of Board Chair and CEO and that our chair should be independent.

Thank you for your support.

Connie J. Biggs-Adams

Carrie Biggs-Adams, President

NABET-CWA Local 59051

THIS IS NOT A SOLICITATION OF YOUR PROXY. Please do not return your proxy to us, as it will not be accepted.

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[1] https://www.cii.org/corp_gov_policies

[2] ISS, "United States: Proxy Voting Guidelines. Benchmark Policy Recommendations," December 13, 2022: https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf

[3] Glass Lewis, "In-Depth: Independent Board Chairman," March 2016: https://www.glasslewis.com/wp-content/uploads/2016/03/2016-In-Depth-Report-INDEPENDENT-BOARD-CHAIRMAN.pdf

[4] Millstein Center for Corporate Governance and Performance "Chairing the Board: The Case for Independent Leadership in Corporate North America," Yale School of Management, 2009: https://scholarship.law.columbia.edu/global_markets_corporate_ownership/34/ See also Deloitte & Touche, The Role of the Chairman as well as Value of a Non-Executive Chairman, 2014: https://www2.deloitte.com/content/dam/Deloitte/za/Documents/governance-risk-compliance/ZA_TheRoleOfTheChairmanAsWellAsValueOfANonExecutiveChairman_04042014.pdf

[5] Jennifer Wells, "Can a CEO Also be the Chair of a Corporate Board," *Hamilton Spectator*, May 2, 2018: https://www.thespec.com/opinion/columnists/2018/05/02/can-a-ceo-also-be-the-chair-of-a-corporate-board.html.

[6] Millstein Center, 2009.

[7] ICCR, "Independent Chair and CEO," nd: https://www.iccr.org/our-issues/corporate-governance/independent-chair-and-ceo

[8] Spencer Stuart, "Spencer Stuart Board Index," 2020: https://www.spencerstuart.com/-/media/2020/december/ssbi2020/2020_us_spencer_stuart_board_index.pdf

[9] Annalisa Barrett, "Companies with Combined CEO and Chair of the Board Positions," *The Corporate Library*, March 23, 2009.

[10] John Bizjak, Michael Lemmon, and Ryan Whitby, "Option Backdating and Board Interlocks," *Review of Financial Studies*, Vol. 22, No. 11 (February 1, 2007), pp. 4821-4847: https://www.jstor.org/stable/40468375.

[11] Vidhan K. Goyal and Chul Park, "Board Leadership Structure and CEO Turnover," Journal of Corporate Finance, Vol. 8, No. 1 (January 2002): https://www.sciencedirect.com/science/article/abs/pii/S0929119901000281

[12] David Yermack, "Higher Valuation of Companies with a Small Board of Directors," *Journal of Financial Economics*, Vol. 40, 1996, pp. 185 – 212.

[13] Lynn Pi and Stephen Timme, "Corporate Control and Bank Efficiency," *Journal of Banking and Finance*, Vol. 17, Nos. 2-3, April 1993, pp. 515–530: https://www.sciencedirect.com/science/article/abs/pii/037842669390050N

[14] National Association of Corporate Directors, "2008 Public Company Governance Survey," October 21, 2008.